UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AFC Gamma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00109K105
(CUSIP Number)

Leonard M. Tannenbaum
AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
(561) 510-2390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00109K105

1	Names of reporting persons Leonard M. Tannenbaum
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 5,689,248 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,689,248 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,689,248 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.5% (2)
14	Type of Reporting Person IN

(1)	Consists of (i) 3,782,290 shares of Common Stock, par value $0.01 per share (“Common Stock”), of AFC Gamma, Inc. (the “Issuer”) held directly by the Reporting Person (including 162,491 shares of restricted stock issued to the Reporting Person) and (ii) 1,906,958 shares of Common Stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days. Excludes (i) 180,400 shares of Common Stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President, over which the Reporting Person disclaims beneficial ownership, except to the extent of his pecuniary interest and (ii) 150,038 shares of Common Stock (including restricted stock and shares underlying stock options exercisable within 60 days) held by Ms. Robyn Tannenbaum, the Reporting Person’s spouse, over which the Reporting Person disclaims beneficial ownership.
(2)	Based upon 20,667,094 shares of Common Stock of the Issuer outstanding as of May 9, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 00109K105

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Leonard M. Tannenbaum (the “Reporting Person”), with respect to AFC Gamma, Inc., a Maryland corporation (the “Issuer”), on April 2, 2021, (the “Schedule 13D” and together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Common Stock of AFC Gamma, Inc., a Maryland corporation. The address of the principal executive offices of the Issuer is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)(b)(c)(f) This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen. The Reporting Person is Executive Chairman and Chief Investment Officer of the Issuer. The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On January 11, 2022, the Reporting Person was granted a stock option to purchase 500,000 shares of Common Stock at $20.18 per share fully-vested on grant and expiring January 10, 2029. These options are exercisable as of the date of this filing.

On January 3, 2023, the Reporting Person was granted 51,380 shares of restricted stock at $15.57 per share vesting over three years, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

On January 24, 2024, the Reporting Person was granted 111,111 shares of restricted stock at $11.70 per share vesting over three years, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

From 2022 through to the date of filing of this Amendment, the Reporting Person undertook various market purchases of Common Stock at weighted average purchase prices ranging from $10.02 to $15.85.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 and 13 of the cover page above and Item 3.

(c) Other than as discussed in this Statement, during the past sixty days prior to the date of this statement, the Reporting Person has not acquired any shares of the Issuer’s Common Stock. See Item 3.

CUSIP No. 00109K105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 2, 2024

LEONARD M. TANNENBAUM

/s/ Leonard M. Tannenbaum

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